SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 03, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 03, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced audited 2005 full year results in accordance with Russian accounting legislation (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2006	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced audited 2005 full year results in accordance with Russian accounting legislation (RAS).

Exhibit 99

PRESS RELEASE

SOLID 2005 PERFORMANCE UNDER RAS CONTRIBUTES TO ROSTELECOM'S STRONG FINANCIAL POSITION

2005 FULL YEAR RAS REVENUES UP 7.5% AND NET PROFIT UP 25.0%

  Audited 2005 full year revenue increased by 7.5% to RUR 40,291.7 million.
  Domestic long-distance traffic rose 2.8%1 year on year. Outgoing international traffic grew by 14.8% and incoming international traffic increased 16.8%.
  2005 full year EBITDA2 totaled RUR 14,587.7 million, a 4.3% increase year on year.
  Net profit was RUR 9,027.9 million in 2005 - a year-on year increase of 25.0%.

Moscow – April 03, 2006 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced audited 2005 full year results in accordance with Russian accounting legislation (RAS).

"Rostelecom's 2005 results were fully in line with management's top-line and net profit objectives," Rostelecom's CEO Dmitry Yerokhin commented. "We increased our traffic and revenues in the Russian and international operators' segments and I'm pleased to report that our strategically important new business segments, including value-added services and leased lines, also contributed to our growth in 2005.

In 2006 our objective is to ensure the Company's success under the new Russian telecommunications market model that came into effect on January 1. Our priorities are to strengthen our competitive position in the traditional long-distance voice market and further actively develop advanced technological offerings for Russian customers. In addition, we will build on Rostelecom's unique strengths by extending our leadership in the international market and developing our nationwide network infrastructure as competitive advantages for the future."

Domestic long-distance (DLD) traffic increased by 2.8% in 2005 to 9,346.9 million minutes. 2005 full year DLD revenues grew by 4.1% compared to 2004 and totaled RUR 18,016.8 million.

Outgoing international long-distance (ILD) traffic on Rostelecom's network rose 14.8% to 1,768.8 million minutes. This strong performance was driven by the Company's active efforts to strengthen its competitive position in the Russian operator's market, which resulted in rapid growth in traffic volume carried to Rostelecom's network by alternative operators. 2005 ILD revenues from both Russian operators and subscribers increased by 3.5% year-on-year and totaled RUR 9,264.1 million.

2005 incoming ILD traffic totaled 1,692.5 million minutes - a year-on-year increase of 16.8%. Revenues from international operators for incoming ILD traffic termination decreased by 3.0% compared to 2004, amounting to RUR 4,082.1 million.

Revenue from other business segments surged by 27.5% compared to 2004 to RUR 8,928.7 million, reflecting the increasing contribution of strategically important new business areas to Rostelecom's top-line. In particular, Rostelecom delivered a sharp increase in demand and revenues from leased lines, intelligent network services and customer equipment servicing. 2005 revenues from leased line services rose 30.4% year on year and amounted to RUR 6,045.7 million. Revenues from intelligent network services totaled RUR 430.4 million - a threefold increase over 2004.

[1]	All traffic data provided in the press release is preliminary.
[2]	EBITDA is calculated as total revenues less operating expense excluding depreciation.

The total amount of long distance traffic from Moscow subscribers was down 5.4% compared to last year, as the competition further intensified in the Moscow market. Total revenues from Moscow subscribers decreased 7.5% in 2005.

2005 full year revenues amounted to RUR 40,291.7 million - a year-on-year increase of 7.5%.

Rostelecom's operating expenses for 2005 amounted to RUR 28,330.6 million. The 10.9% increase compared to last year was driven mainly by higher payments to local and international operators, scheduled increases in staff costs as well as higher depreciation charges.

Depreciation for the full year 2005 amounted to RUR 2,626.5 million. The 27.3% increase over last year is a result of significant additions of property, plant and equipment in 2004.

As a result, 2005 full year EBITDA rose 4.3% year on year, totaling RUR 14,587.7 million.

2005 full year operating profit amounted to RUR 11,961.1 million, a 0.3% increase year-on-year.

The result from other operating activities for 2005 totaled RUR 902.3 million compared to RUR (1,213.6) million for the previous year. This improvement is mainly due to the positive effect of the revaluation of the Company's financial investments and a sharp increase in gains on the sale of investments.

Rostelecom recorded a RUR 258.6 million net revaluation gain for the four quarters of 2005 while in 2004 the Company had a RUR (304.4) million net revaluation loss. Rostelecom recorded a RUR 487.3 million gain on the sale of investments in 2005 - reflecting the sale of Rostelecom's interest in Telmos and a gain from the sale of bonds of the Ministry of Finance - compared to RUR (21.4) million loss in 2004. Net interest income for the full year 2005 totaled RUR 660.8 million - an 87.2% increase compared to last year.

In addition, in 2005 the Company recorded a bad debt recovery in the total amount of RUR 111.4 million compared to RUR (628.5) million bad debt expense for the previous year. The change is due to active measures the Company is taking to reduce the amount of bad debts.

2005 result from other non-revenue activities amounted to RUR (704.4) million compared to RUR (925.8) million a year ago.

As a result, 2005 full year net profit totaled RUR 9,027.9 million - a year-on-year increase of 25.0% - raising the net margin to 22.4%.

Profit and Loss Statement, RUR Million

	2005	2004	% change, y-o-y

Revenue	40,291.7	37,470.5	7.5%
Operating expenses	(28,330.6)	(25,550.2)	10.9%
Depreciation	(2,626.5)	(2,062.7)	27.3%
EBITDA	14,587.7	13,983.0	4.3%
Operating profit	11,961.1	11,920.3	0.3%
Results from other operating activities	902.3	(1,213.6)	n/a

Profit (loss) from revaluation of financial investments	258.6	(304.4)	n/a
Net income (loss) from the sale of investments	487.3	(21.4)	n/a
Bad debt recovery (expense)	111.4	(628.5)	n/a
Net interest income	660.8	353.1	87.2%

Results from other non-sales activities	(704.4)	(925.8)	-23.9%
Profit before tax	12,158.9	9,780.9	24.3%
Profit tax	(3,132.2)	(2,558.6)	22.4%
Extraordinary items	1.1	(1.0)	n/a
Net Profit	9,027.9	7,221.3	25.0%

Key Ratios

	2005	2004

Operating margin, %	29.7%	31.8%
EBITDA margin, %	36.2%	37.3%
Net margin, %	22.4%	19.3%

Balance Sheet, RUR Million

	Jan 01, 2005	Dec 31, 2005	% change, y-o-y

ASSETS
Non-current assets, incl.	26,342.4	30,201.9	14.7%
Intangible assets	0.0	0.0	n/a
Fixed assets	18,109.8	19,477.8	7.6%
Construction in progress	2,981.2	4,603.3	54.4%
Long-term financial investments	3,727.9	3,888.1	4.3%
Deferred tax assets	0.0	0.0	n/a
Other non-current assets	1,523.4	2,232.7	46.6%
Current assets, incl	18,253.7	22,706.8	24.4%
Inventory	798.0	878.2	10.1%
VAT on obtained property	1,540.0	1,289.0	-16.3%
Accounts receivable	6,755.2	6,216.2	-8.0%
Short-term financial investments	8,756.1	12,232.3	39.7%
Cash and cash equivalents	404.2	2,090.9	417.3%
Other current assets	0.2	0.2	-17.2%

BALANCE	44,596.1	52,908.6	18.6%

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	32,010.9	39,084.1	22.1%
Liabilities, incl	12,585.2	13,824.6	9.8%
Long-term liabilities	4,040.0	6,306.1	56.1%

Loans due more than in 12 months	3,167.6	5,542.6	75.0%
Short-term liabilities	8,545.2	7,518.5	-12.0%

Loans due less than in 12 months	1,286.5	711.7	-44.7%

BALANCE	44,596.1	52,908.6	18.6%

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 495 973 9920
Fax: +7 495 973 9977
E-mail: rostelecom@rostelecom.ru